PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the condensed consolidated financial statements of the Company as at and for the three months ended March 31, 2015. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2014, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A has been prepared as of May 5, 2015.

OVERVIEW OF THE BUSINESS

Primero is a Canadian-based precious metals producer with operations in both Mexico and Canada. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. The Company owns two producing properties, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, and as of March 5, 2014, with the acquisition of Brigus Gold Corp. (“Brigus”), the Black Fox mine located in the Township of Black River Matheson, Ontario, Canada. The Company owns properties adjacent to the Black Fox mine - Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, located on the Stock Mill property, comprise the Black Fox Complex.

In addition, the Company owns one development-stage project; the Cerro del Gallo gold-silver-copper project, located in the state of Guanajuato in central Mexico. Further, the Company has one exploration property, Ventanas, located in Durango State, Mexico.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. In addition, Primero has common share purchase warrants which trade on the TSX under the symbol “P.WT”, as well as convertible debentures “P.DB.U” and “P.DB.V”.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

KEY TERMS IN THE DOCUMENT

Gold equivalent ounces include silver ounces produced converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for first quarter (Q1 2015) was based on realized prices of $1,186 per ounce of gold and $4.20 per ounce of silver (Q1 2014 - $1,295 per ounce of gold and $6.44 per ounce of silver).

Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. This is a non-GAAP measure.

Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis.

All-in sustaining cost per ounce is a non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. Refer to “Non-GAAP measure – All-in sustaining costs per gold ounce” for a reconciliation of all-in sustaining costs per gold ounce.

In the gold mining industry these are common performance measures but do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations originally made by the Gold Institute standard and for all-in sustaining costs follows the recommendation from the World Gold Council. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Cash costs per gold ounce” for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

Adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP measures. Adjusted net income (loss) is net income (loss) adjusted for unusual items. These non-GAAP measures have no standardized meaning and they are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Adjusted net income (loss)” for a reconciliation of adjusted net income (loss) to reported net income (loss).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

	Three Months Ended March 31,
	2015	2014¹
Key Performance Data
Tonnes of ore milled	448,589	238,566
Produced
Gold equivalent (ounces)	61,073	39,758
Gold (ounces)	54,365	32,278
Silver (million ounces) Sold	1.93	1.51
Gold equivalent (ounces)	61,651	37,249
Gold (ounces)	55,037	30,583
Silver (million ounces)	1.90	1.34
Average realized prices
Gold ($/ounce)²	$1,186	$1,295
Silver ($/ounce)²	$4.20	$6.44
Total cash costs (per gold ounce)
Gold equivalent basis	$699	$686
By-product basis	$639	$543
All-in sustaining costs (per gold ounce)	$1,044	$1,381

Financial Data
(in thousands of US dollars except per share amounts)
Revenues	73,310	48,269
Earnings from mine operations [3]	11,470	9,481
Net income (loss) [3]	3,584	(8,253)
Adjusted net income (loss) [3]	1,139	(2,048)
Basic income (loss) per share	0.02	(0.06)
Diluted income (loss) per share	0.02	(0.06)
Adjusted net income (loss) per share	0.01	(0.02)
Operating cash flows before working capital changes	18,777	6,509
Assets
Mining interests	881,408	1,068,865
Total assets	1,026,559	1,258,647
Liabilities
Long-term liabilities	169,080	134,286
Total liabilities	272,329	303,539
Equity	754,230	955,108
Weighted average shares outstanding (basic)(000's)	161,783	128,112
Weighted average shares outstanding (diluted)(000's)	161,873	128,112

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

1	Includes the results for the period for which the Black Fox Complex assets, acquired on March 5, 2014, were owned by Primero (March 5, 2014 to March 31, 2014).

2

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “OTHER LIQUIDITY CONSIDERATIONS”).

3

Adjustment to 2014 figures – as a result of the finalization of the Black Fox purchase price allocation the depletion at Black Fox was adjusted relating to the period March 5, 2014 to March 31, 2014. Earnings from mine operations increased by $1.2 million, net loss and adjusted loss decreased by $0.8 million. (see Note 1(i) to the condensed consolidated interim financial statements).

Q1 2015 HIGHLIGHTS

•	The Company reported net income of $3.6 million in the first quarter of 2015 ($0.02 per share) compared to a net loss of $8.3 million in Q1 2014 ($0.06 per share).

•	Adjusted net income was $1.1 million ($0.01 per share) for Q1 2015, compared to an adjusted loss of $2.0 million ($0.02 per share) for the same period in 2014.

•

The Company acquired Brigus on March 5, 2014 and the operating results from the Black Fox mine were included from that date forward. Earnings from mine operations increased $2.0 million in Q1 2015 compared to Q1 2014 due to higher production and sales offset by lower prices realized for gold and silver.

•

As a result of successful measures applied at San Dimas that resulted in increased throughput and the acquisition of Brigus on March 5, 2014, the Company produced 61,073 gold equivalent ounces in the first quarter of 2015, compared to 39,758 gold equivalent ounces in Q1 2014 (a 54% increase). Gold production increased 68% from 32,278 ounces in Q1 2014 to 54,365 ounces in Q1 2015. In addition, the Company produced 1.93 million silver ounces in Q1 2015, compared to 1.51 million silver ounces in Q1 2014.

•

The Company incurred total cash costs per gold equivalent ounce of $699 for Q1 2015 compared to $686 for Q1 2014. On a by-product basis, total cash costs per gold ounce were $639 for Q1 2015 compared to $543 for Q1 2014.

•	All-in sustaining costs per ounce were $1,044 for Q1 2015 compared to $1,381 in Q1 2014, due to lower spending in Q1 2015.

•

Operating cash flows before working capital changes of $18.8 million ($0.12 per share) in Q1 2015 were significantly higher than in Q1 2014 of $6.5 million ($0.05 per share) as a result of the improved earnings from mine operations. Working capital outflows in Q1 2015 were $3.5 million, significantly lower than 2014 outflows of $13.9 million. In 2014, trade payables acquired with Brigus were paid and no valued added tax (“VAT”) refunds were received in Mexico in Q1 2014. In Q1 2015 3 months of VAT refunds were received; 10 months still remain outstanding.

•

On February 9, 2015, the Company issued $75.0 million in 5.75% convertible unsecured subordinated debentures maturing on February 28, 2020. This debenture is recorded at fair value and will be marked to market on a quarterly basis – an $8.2 million gain was recorded in Q1 2015. Transaction costs incurred on the issuance of $3.6 million were also expensed in the quarter.

•	In March 2015, the Company paid the total outstanding balance of $40 million related to its revolving line of credit.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

REVIEW OF CONSOLIDATED FINANCIAL INFORMATION

	For the three months ended March 31,
(In thousands of US dollars)	2015	2014¹
(unaudited)
	$	$
Revenue	73,310	48,269

Operating expenses	(42,767)	(27,683)
Depreciation and depletion	(19,073)	(11,105)
Total cost of sales	(61,840)	(38,788)
Earnings from mine operations	11,470	9,481
Exploration expenses	(121)	(17)
General and administrative expenses	(8,013)	(13,335)
Earnings (loss) from operations	3,336	(3,871)
Transaction costs	(3,906)	(7,267)
Finance expense	(2,870)	(524)
Mark-to-market on convertible debentures	8,205	-
Foreign exchange gain (loss)	2,418	(358)
Other	883	(484)
Earnings (loss) before income taxes	8,066	(12,504)
Income tax (expense) recovery	(4,482)	4,251
Net income (loss) for the period	3,584	(8,253)

1

Adjustment to 2014 figures – as a result of the finalization of the Black Fox purchase price allocation the depletion at Black Fox was adjusted relating to the period March 5, 2014 to March 31, 2014. Earnings from mine operations increased by $1.2 million, income tax expense increased by $0.4 million and net loss decreased by $0.8 million. (see Note 1(i) to the condensed consolidated interim financial statements).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

The table below sets out variances in the key drivers of net income for the three months ended March 31, 2015 compared with the three months ended March 31, 2014:

Q1 2015 compared
In millions of US dollars	to Q1 2014
$
Increased gold volumes sold	29
Decrease in gold price	(3)
Decrease in silver revenue	(1)
Higher depletion and depreciation from higher production	(8)
Higher operating expenses from higher production	(12)
Higher operating expenses	(3)
Higher earnings from mine operations	2
Lower general and administrative expenses	5
Higher finance expenses	(2)
Lower transaction costs	3
Foreign exchange gain	3
Mark-to-market gain on debentures	8
Higher income tax expense	(8)
Other	1
Increase in net income	12

Three months ended March 31, 2015 compared to three months ended March 31, 2014

•	Revenues increased to $73.3 million in Q1 2015 from $48.3 million in Q1 2014 with Black Fox accounting for $11.9 million and San Dimas for $13.1 million of the increase, respectively.

•	Operating expenses were $42.8 million in Q1 2015, $15.1 million more than Q1 2014, $8.9 million of which was related to Black Fox operating for three months in comparison to 26 days of operations in 2014. Operating expenses at San Dimas increased by $5.7 million, mainly due to higher production and higher security costs.

•	Depreciation and depletion was $19.1 million in Q1 2015, compared to $11.1 million in Q1 2014. San Dimas was $4.1 million higher in Q1 2015 than Q1 2014 due mainly to increased production and Black Fox was $3.9 million higher for the same period reflecting a full operating three month period for Black Fox. Depreciation and depletion at Black Fox for Q1 2015 was $6.0 million consistent with the depreciation and depletion recorded in Q4 2014.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

•	General and administrative expenses were $8.0 million in Q1 2015, compared with $13.3 million in Q1 2014 due mainly to lower share-based payment expense, as shown below:

	For the three months ended March 31,
(In thousands of US dollars)	2015	2014
	$	$
Share-based payment	1,948	7,012
Salaries and wages	3,332	2,702
Legal, accounting, consulting and other consulting services	1,924	1,472
Other general expenses	809	2,149
Total	8,013	13,335

•

The value of units in the Company’s cash-settled phantom share unit (“PSU”) plans, are marked to market each period based on the Company’s share price. The share price appreciated in Q1, 2014 resulting in higher share-based payments, whereas in Q1 2015 the share price declined.

•

Finance expense was $2.9 million in Q1 2015, compared with $0.5 million in Q1 2014, primarily due to $1.7 million of interest expensed on both debentures, and $0.8 million of interest and amortization of expenses on the line of credit.

•

In Q1 2015, transaction costs of $3.6 million were incurred and expensed on the issuance of the $75.0 million 5.75% convertible debenture. In Q1 2014, $6.7 million in transaction costs were expensed in relation to the acquisition of Brigus.

•

The newly issued 5.75% convertible debentures are accounted for at fair value and are marked to market each period based on the trading price of the debentures. For Q1 2015, a gain of $8.2 million was recorded.

•

Foreign exchange gains of $2.4 million were recorded in Q1 2015 largely due to the impact of the appreciation of the U.S. dollar relative to the Canadian dollar in the quarter on Canadian dollar liabilities, in particular asset retirement obligations.

•	The Company recorded an income tax expense of $4.5 million in Q1 2015, compared with a tax recovery of $4.2 million in Q1 2014. The details are as follows:

	For the three months ended March 31,
	2015	2014
(In thousands of US dollars)	$	$

Tax expense (recovery)
San Dimas	5,370	(3,619)
Black Fox and other	(888)	(632)
	4,482	(4,251)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

•	A reconciliation of San Dimas taxes is as follows:

For the three months ended March 31,
	2015	2014
(In millions of US dollars)	$	$

Net income before tax	13	11
Expected taxes	4	3
Mining royalty tax	1	1
Intercompany interest deduction	(3)	(3)
Withholding taxes on intercompany loan	1	1
Foreign exchange and inflation adjustment	2	(6)
Total expense (recovery)	5	(4)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

REVIEW OF OPERATIONS

San Dimas mine

		Three months ended
	31-Mar-15	31-Dec-14	30-Sep-14	30-Jun-14	31-Mar-14
Key Performance Data
Tonnes of ore mined	263,747	253,531	229,589	196,025	218,032
Tonnes of ore milled	257,670	261,859	219,656	218,830	198,570
Average mill head grade (grams/tonne)
Gold	5.01	4.49	4.34	4.97	4.76
Silver	250	224	216	230	260
Average recovery rate (%)
Gold	96%	95%	95%	94%	93%
Silver	93%	92%	92%	92%	91%
Produced
Gold equivalent (ounces)	46,569	41,875	37,385	46,248	35,662
Gold (ounces)	39,861	35,806	29,176	32,895	28,182
Silver (million ounces) Sold	1.93	1.74	1.41	1.49	1.51
Gold equivalent (ounces)	45,256	39,178	40,221	45,737	31,926
Gold (ounces)	38,642	33,767	31,713	31,542	25,260
Silver at fixed price (million ounces)	1.90	1.56	1.17	0.82	1.15
Silver at spot (million ounces)	-	-	0.29	0.76	0.19
Average realized price (per ounce)
Gold	$1,207	$1,207	$1,275	$1,286	$1,300
Silver¹	$4.20	$4.20	$7.43	$11.56	$6.44
Total cash costs (per gold ounce)
Gold equivalent basis	$582	$654	$690	$551	$632
By-product basis	$479	$576	$526	$252	$455
All-in sustaining costs (per ounce) ²	$659	$897	$919	$626	$893
Revenue ($000's)	$54,640	$47,289	$51,273	$58,803	$41,499
Earnings from mine operations ($000's)	$14,615	$6,478	$10,599	$20,350	$11,768

1	Average realized silver prices reflect the impact of the silver purchase agreement with Silver Wheaton Caymans (see “Other liquidity considerations”).

2	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

REVIEW OF OPERATIONS

The San Dimas mine produced 39,861 ounces of gold and 1.93 million ounces of silver in the first quarter of 2015, 41% and 28% higher for gold and silver respectively, in comparison to the first quarter of 2014. The increase in production was due to a number of factors:

•	higher mill throughput with the completion in 2014 of the mill expansion to 2,500 tonnes per day (TPD). Average throughput in Q1 2015 increased by approximately 23% over Q1 2014, averaging 2,863 TPD (based on 90 days availability)
•	increased recoveries of 3% for gold and 2% for silver following the commissioning of two leach tanks and a thickener during the second half of 2014
•	an increase in long-hole mining allowing the mine and mill to operate more efficiently during Q1 2015
•	other operational improvements in crushing, flotation and mining dilution.

Total cash costs on a gold equivalent and by-product basis in Q1 2015 were $582 and $479 per ounce, respectively, compared with $632 and $455 per ounce, respectively, in Q1 2014. The lower cash costs per ounce on a gold equivalent basis were mainly due to higher production. On a by-product basis, costs were somewhat higher due to lower silver credits from a lower realized price and higher contractor costs.

The Company incurred all-in sustaining costs per gold ounce for the San Dimas mine of $659 in Q1 2015, compared with $893 per ounce in Q1 2014 due to lower sustaining capital expenditures in Q1, 2015.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

REVIEW OF OPERATIONS

Black Fox mine

		Three months ended			For the period
	31-Mar-15	31-Dec-14	30-Sep-14	30-Jun-14	March 5, 2014 -
					March 31, 2014
Key Performance Data
Open pit mining
Tonnes of ore mined	275,865	228,798	232,985	247,029	55,422
Strip ratio	5.87	10.00	6.78	8.10	12.66
Average gold grade (grams/tonne)	1.99	1.91	2.61	1.85	2.17
Underground mining
Tonnes of ore mined	11,525	51,719	20,880	41,739	8,096
Average gold grade (grams/tonne)	4.84	5.92	5.78	4.33	5.65
Open pit and underground
Tonnes of ore milled	190,919	221,063	223,083	209,948	39,996
Average mill head grade (grams/tonne)	2.49	3.00	3.24	2.69	3.36
Average gold recovery rate (%)	95%	96%	96%	95%	95%
Produced
Gold (ounces) Sold	14,504	20,334	22,288	17,166	4,096
Gold at spot price (ounces)	14,537	19,491	18,432	15,720	5,008
Gold at fixed price (ounces)	1,858	1,148	1,556	1,334	315
Average realized gold price (per ounce)[2]	$1,137	$1,157	$1,212	$1,224	$1,272
Total cash costs (per gold ounce)¹	$1,077	$799	$688	$998	$1,154
All-in sustaining costs (per ounce)	$1,552	$1,374	$1,202	$1,771	$1,480
Revenue ($000's)	$18,670	$23,882	$24,230	$20,866	$6,770
Earnings (loss) from mine operations ($000's) [3]	$(3,145)	$(1,143)	$2,604	$4,294	$(2,287)

1	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses.

2	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations”).

3

Adjustment to 2014 figures – as a result of the finalization of the Black Fox purchase price allocation the depletion at Black Fox was adjusted. Earnings from mine operations increased by $1.2 million in Q1 2014, $5.0 million in Q2 2014, $7.0 million in Q3 2014 and decreased by $13.2 million in Q4 2014. (see Note 1(i) to the condensed consolidated interim financial statements).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

The Company acquired the Black Fox Complex in March 2014. During the second half of 2014 and continuing through 2015, an optimization plan was outlined for Black Fox that included increasing investment in exploration, development and underground mining equipment. The objective was to increase throughput from the higher grade underground mine to ultimately replace tonnage from the lower grade open-pit.

Delineation and definition drilling results continue to support the Company's plan of conducting an underground mining program at Black Fox using long-hole stoping as the predominant mining method.

In Q1 2015, production was predominantly from the open pit producing approximately 12,800 of the 14,504 ounces. Production in Q2 2015 will also be focused on the open pit as Black Fox prepares to mine the underground in the second half of the year. The open pit is expected to be depleted in September 2015.

For the first half of 2015 Black Fox will remain focused on increasing its inventory of long-hole stopes in the west, central and east regions of the underground mine. The Company has also implemented a mining optimization program similar to the one implemented at San Dimas. This program continued in the first quarter 2015 focusing on reducing costs and increasing productivity by improving fleet utilization, overall equipment efficiencies and labour productivity.

In Q1 2015 Black Fox sold 1,858 ounces of gold under a gold purchase agreement to Sandstorm Gold Inc. (“Sandstorm”) at an average price of $518 per ounce, and 14,537 ounces of gold at an average price of $1,254 per ounce, resulting in an overall average price for all gold sales from the Black Fox mine of $1,137 per ounce. Total cash costs per gold ounce and all-in sustaining costs per gold ounce were $1,077 and $1,552 respectively for the quarter.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

OUTLOOK FOR 2015 OPERATING RESULTS

The Company expects to maintain its production estimate to be between 250,000 and 270,000 gold equivalent ounces, up to 20% higher than 2014, due to increased production from San Dimas and a full year contribution from Black Fox.

Cash costs for 2015 are expected to be in the range of $650 to $700 per gold equivalent ounce, or between $1,000 and $1,100 per ounce on an all-in sustaining cost basis. Total capital expenditures during 2015 are expected to be approximately $66.7 million excluding capitalized exploration costs of $18.6 million (further details on 2015 capital expenditures are shown under “Financial Condition Review” later in the document).

The Company's 2015 production outlook is summarized in the following table, with a comparison to 2014 actual results:

	Black Fox	San Dimas	Estimated 2015	Actual 2014
Attributable gold equivalent production (gold equivalent ounces)	75,000-85,000	175,000-185,000	250,000-270,000	225,054
Gold Production (ounces)	75,000-85,000	145,000-155,000	220,000-240,000	189,943
Silver Production (million ounces)	N/A	6.5-7.5	6.5-7.5	6.15
Total cash costs (per gold equivalent ounce)	$820-$870	$590-$640	$650-$700	$687
All-in Sustaining Costs (per gold ounce)	$1,075-$1,125	$840-$890	$1,000-$1,100	$1,222

Material assumptions used to forecast total cash costs for 2015 include: an average silver price of $5.21 per ounce (calculated using the silver purchase agreement contract price of $4.20 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $18 per ounce); and foreign exchange rates of 1.10 Canadian dollars and 13 Mexican pesos to the US dollar.

The Company’s 2015 outlook for revenues and operating expenses are directly correlated to our production outlook and cash cost outlook with the assumption that production will match sales quantities. Depreciation and depletion should increase relative to 2014 because of the expected increase in production.

At San Dimas, production is expected to increase in 2015 based on higher throughput and higher grades. At the Black Fox mine, production is expected to increase slightly in 2015 based on a higher proportion of higher grade underground ore. The Company will continue producing predominantly from the open-pit until mid-2015 when production from the underground is expected to increase to approximately 1,000 TPD in the third quarter. As a result production at Black Fox is expected to be weighted towards the second half of the year, the Company will process low grade material from its stock pile in order to keep the mill operating at capacity.

Finance expenses are expected to increase from 2014 as they will include approximately $3.6 million of expenses relating to the 5.75% convertible unsecured subordinated debentures. In addition, these debentures have been accounted for at fair value which means there will be mark to market gains or losses recorded on the debenture quarterly.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

Income tax expenses are mainly attributable to income from the San Dimas mine. Income taxes are based on 30% of San Dimas’ net income before tax but the impacts of foreign exchange can have significant impacts on the amounts. In addition, San Dimas pays a mining royalty tax and accrues for withholding tax on intercompany interest.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

FINANCIAL CONDITION REVIEW

A key financial objective is to make sure the Company has access to funds to achieve its medium term (three year) objectives. The Company’s strategy is to ensure liquidity is available to finance exploration and development requirements at its mining operations and growth projects as well as to repay financial obligations. The Company manages its liquidity by ensuring that, even in a low gold price environment, its operations can manage spending and provide adequate cash flow.

The net assets of the Company are as follows:

	As at March 31,	As at December 31,
($000's except ratios and share amounts)	2015	2014
Cash and cash equivalents	57,619	27,389
Other current assets	61,273	60,330
Non-current assets	907,667	915,101
Total assets	1,026,559	1,002,820

Current liabilities (excluding short-term debt)	51,330	59,006
Non-current liabilities (excluding long-term debt)	98,012	100,442
Short-term debt	51,919	5,616
Long-term debt	71,068	89,771
Total liabilities	272,329	254,835

Total shareholders' equity	754,230	747,985
Total equity	754,230	747,985

Total common shares outstanding	162,244,617	161,555,875
Total options outstanding	10,441,281	9,254,224
Total warrants outstanding	20,800,000	20,800,000

Key financial ratios
Current ratio	1.15	1.36
Total liabilities-to-equity	0.36	0.34
Debt-to-total capitalization	0.14	0.11

The Company’s net assets (equity) as at March 31, 2015 were $754 million compared to $748 million as at December 31, 2014. The current ratio has decreased in the quarter as a result of the reclassification of the liability of the Brigus debenture from long-term to short-term as it is due March 31, 2016.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

Analysis of cash flows for the three months ended March 31, 2015 and 2014

	Three months ended
(In thousands of US dollars)	March 31,
	2015	2014
Cash Flow:	$	$
Provided by (used in) operating activities	15,264	(7,434)
Used in investing activities	(21,847)	(27,940)
Provided by financing activities	35,893	11,275
Effect of exchange rate changes on cash	920	(240)
Increase (decrease) in cash	30,230	(24,339)
Cash, beginning of period	27,389	110,711
Cash, end of period	57,619	86,372

Operating activities
Primero generated $15.3 million of cash flows from operating activities in Q1 2015, compared with cash flows used of $7.4 million in Q1 2014. Cash flows from mine operations were higher resulting in operating cash flow before working capital changes of $18.8 million in Q1 2015 ($0.12 per share), compared to $6.5 million in Q1 2014 ($0.05 per share). Changes in non-cash working capital were a cash outflow of $3.5 million in Q1 2015 compared with an outflow of $13.9 million in Q1 2014. There were increased payments of payables at Black Fox and delayed VAT refunds at San Dimas during Q1, 2014.

Investing activities
Cash used in investing activities in Q1 2015 amounted to $21.8 million as compared to $27.9 million in Q1 2015. Capital expenditures between periods were comparable as shown in the table below. In addition, in Q1 2014, the Company used $7.8 million for the Brigus acquisition.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

	Three months ended	Three months ended
Capital Expenditures	March 31, 2015	March 31, 2014	Estimated 2015
San Dimas Underground Development	$4.3 million	$3.8 million	$15.2 million
San Dimas Sustaining Capital	$0.6 million	$5.2 million	$10.8 million
San Dimas Projects	$1.0 million	$4.0 million	$15.4 million
San Dimas Sub Total	$5.9 million	$13.0 million	$41.4 million
Black Fox Underground Development	$3.9 million	$1.3 million	$13.4 million
Black Fox open pit Capitalized development and stripping	-	$0.4 million	-
Black Fox Sustaining Capital	$0.6 million	$0.8 million	$4.5 million
Black Fox Projects	$0.8 million	-	$3.4 million
Grey Fox Development Studies	-	-	$1.3 million
Black Fox Sub Total	$5.3 million	$2.5 million	$22.6 million
Cerro del Gallo Development	$0.5 million	$1 million	$2.7 million
Total	$11.7 million	$16.5 million	$66.7 million

Capitalized
Exploration
Expenditures
San Dimas Diamond Drilling	$1.3 million	$1.4 million	$3.1 million
San Dimas Drifting	$0.2 million	$0.7 million	$1.9 million
San Dimas Regional Diamond Drilling	$0.9 million	$0.5 million	$0.9 million
San Dimas Sub Total	$2.4 million	$2.6 million	$5.9 million
Black Fox Diamond Drilling	$1.7 million	$0.2 million	$5.0 million
Grey Fox & Regional Exploration	$2.9 million	$0.3 million	$7.3 million
Black Fox Complex Sub Total	$4.6 million	$0.5 million	$12.3 million
Cerro del Gallo Geology Mapping	$0.3 million	$0.4 million	$0.4 million
Total	$7.3 million	$3.5 million	$18.6 million

TOTAL CAPITAL	$19.0 million	$20 million	$85.3 million

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

In 2015 the Company has prioritized its expenditures and plans to reduce exploration across its assets. Inline with the Company's focus on maximizing cash flow, its total capital expenditures for 2015 are expected to decline to approximately $66.7 million, excluding capitalized exploration costs. Exploration spending for 2015 is focused on delineation drilling and future spending to expand the program will depend on cash flows and other capital requirements (if any).

Financing activities
The Company received net $35.9 million in cash from financing activities in Q1 2015, compared with $11.3 million in cash in Q1 2015. The Company received $75.0 million in gross proceeds from the issuance of the 5.75% convertible debentures, $8.5 million from the release of restricted cash and $0.8 million proceeds from options being exercised. A total of $3.6 million in transaction costs were paid associated with the closing of the debentures. The Company also repaid $40 million of debt, associated with the outstanding balance of its revolving line of credit leaving the full $75 million undrawn and available for corporate purposes in the future. This compares to Q1 2014 with $7.7 million received from the exercise of stock options and $8.0 million was received from a flow-through financing.

Debt

	March 31	December 31
(In thousands of US dollars)	2015	2014
	$	$
Current debt
Senior unsecured convertible debentures (i)	46,668	-
Finance lease liabilities	5,250	5,616
	51,919	5,616
Long-term debt
Senior unsecured convertible debentures (i)	-	46,315
5.75% convertible unsecured debentures (ii)	66,795	-
Finance lease liabilities	4,273	5,629
Line of credit (iii)	-	37,827
	71,068	89,771
	122,987	95,387

(i)

Upon the acquisition of Brigus, Primero assumed $50 million of convertible senior unsecured debentures and made a change of control offer to purchase the debentures at 100% of their principal balance. $1.9 million were redeemed. The remaining $48.1 million debentures bear interest at a rate of 6.5% per annum, payable semi-annually on March 31 and September 30, are convertible by the holders into common shares of the Company at any time at a conversion price of $14.00 per common share and mature on March 31, 2016. The debentures allow for forced conversion by the Company if the market price of the Company’s shares is at least 125% of the conversion price. During the first quarter, the Company paid $1.6 million of interest relating to the convertible debentures.

(ii)

On February 9, 2015, the Company issued $75.0 million in 5.75% convertible unsecured subordinated debentures maturing on February 28, 2020. Interest is payable semi-annually on February 28 and August 28 with the first interest payment due August 28, 2015. The Company repaid its outstanding balance on its line of credit of $40 million in March 2015 and plans to use the remaining proceeds as required for capital at San Dimas and Black Fox.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

The 5.75% debentures are convertible into the Company’s common shares at a conversion price of approximately $6.55 per share, representing a conversion rate of 152.6718 common shares per $1,000 principal amount of Debentures. Upon conversion, holders will be entitled to receive accrued and unpaid interest up to, but excluding, the date of conversion.

The 5.75% debentures are not redeemable prior to February 28, 2018. On and after February 28, 2018 and prior to February 28, 2020, the 5.75% debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided the simple average of the daily volume-weighted average trading price of the common shares on the New York Stock Exchange for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 125% of the conversion price.

(iii)

On May 23, 2014, the Company closed a 3-year $75.0 million revolving line of credit. The line of credit has a three-year term and bears interest at a floating interest rate equal to LIBOR or the prime rate of Canada or the bankers’ acceptance rate (depending on the choice of credit availment by the Company) plus an applicable margin, which was approximately 5.25% per annum during the three months ended March 31, 2015. The line of credit is secured by substantially all of the Company’s assets. As at March 31, 2015 the line of credit has an undrawn balance of $75.0 million.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, other than the availability of the undrawn revolving line of credit

Shareholders’ equity

Shares issued
During the three month ended March 31, 2015, the Company issued 688,742 common shares upon the exercise of stock options and settlement of PSUs.

Outstanding Share Data
As at March 31, 2015, the Company had 162,244,617 common shares outstanding, which includes 87,467 common shares related to PSUs that vested on March 31, 2015 (161,555,875 as at December 31, 2014). As at the date of this MD&A, the Company had 162,264,348 common shares outstanding.

Options
As at March 31, 2015, the Company had 10,441,281 options outstanding with a weighted average exercise price of Cdn$5.96; of these 8,268,335 were exercisable at a weighted average exercise price of Cdn$6.24. As at the date of this MD&A, the total number of options outstanding was 10,444,781 of which 8,268,335 are exercisable.

Common Share Purchase Warrants
As at March 31, 2015, December 31, 2014 and the date of this MD&A, the Company had 20.8 million warrants outstanding which were exercisable to purchase 20.8 million common shares at a price of Cdn$8.00 until July 20, 2015.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

PSUs exercisable into shares
As at March 31, 2015 and the date of this MD&A, the Company had 409,946 Directors PSUs outstanding, which vest and expire between December 1, 2015, and December 31, 2017. A director holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the number of Director PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company), or (3) a combination of cash and shares. If no election is made, the Company will pay out such Directors’ PSUs in cash.

As at March 31, 2015 and the date of this MD&A, the Company had 2,094,293 PSUs outstanding under the 2013 PSU Plan (“2013 PSUs”), which vest and expire between May 10, 2015, and February 17, 2018. A person holding 2013 PSUs is entitled to receive at vesting, at the Company’s option, either (1) a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of 2013 PSUs (subject to the total number of common shares issuable at any time under the 2013 PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company) or (3) a combination of cash and shares.

Commitments and contingencies

The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments as at March 31, 2015:

					December 31
	March 31, 2015				2014
	Within		Over
	1 year	2-5 years	5 years	Total	Total
	$	$	$	$	$
Trade and other payables and accrued liabilities	41,479	-	-	41,479	44,178
Share based payments	1,585	3,163	-	4,748	4,414
6.5% Convertible debentures and interest	51,252	-	-	51,252	52,812
5.75% Convertible debentures and interest	4,915	91,884	-	96,799	-
Line of credit and interest	-	-	-	-	42,689
Finance lease payments	5,250	4,273	-	9,523	11,245
Minimum rental and operating lease payments	3,591	3,438	-	7,030	7,939
Reclamation and closure cost obligations	-	13,747	47,625	61,372	57,194
Commitment to purchase plant and equipment	784	-	-	784	886
	108,856	116,504	47,625	272,986	221,357

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, and its revolving line of credit.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

Other liquidity considerations

San Dimas

In 2004, the then owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans Ltd. (“Silver Wheaton Caymans”) in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume this agreement, with amendments, when it acquired the San Dimas mine in 2010. The amendments provided that for each of the first four years after the acquisition date (i.e., until August 5, 2014), the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. From August 6, 2014 and for the life of the mine, the first 6.0 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

Black Fox Complex

On November 9, 2010, Brigus entered into a gold purchase agreement with Sandstorm to sell a portion of future gold production from the Black Fox mine and the adjoining Pike River property (the “Black Fox Extension”) for an upfront cash payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and market prices. On November 5, 2012, Brigus elected to repurchase a portion of the stream by paying $24.4 million to Sandstorm, which resulted in Sandstorm being entitled to 8% of the future production at the Black Fox mine and 6.3% at the Black Fox Extension. The Company was required to assume the gold purchase agreement when it acquired Brigus in March 2014.

Cerro del Gallo

The Company has potential future financial commitments related to its acquisition in December 2013 of Goldcorp’s 30.8% interest in the Cerro del Gallo project. These commitments are contingent payments based on meeting certain milestones or market conditions. The contingent payments include:

•	$8 million after achieving commercial production on the phase I heap leach operation (the “First Contingent Payment”);
•

$5 million if the date of the First Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than December 19, 2018 (“the Second Contingent Payment”);

•	$14 million on announcement of a decision by Primero to construct a carbon-in-leach mill for Phase II (“the Third Contingent Payment”),
•

$5 million if the date of the Second Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than December 19, 2018 (“the Fourth Contingent Payment”).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

The Company has decided not to construct the phase 1 heap leach project for Cerro del Gallo in 2015. The timing of construction will depend on market conditions and project returns. The estimated capital cost for phase 1 of this project is over $165 million and construction would take approximately 18 months. Once completed, Cerro del Gallo is expected to produce approximately 95,000 gold equivalent ounces on an annual basis.

APA Ruling

On October 4, 2012, the Company received a ruling (the “APA Ruling”) from the Mexican tax authorities which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years) and the Company’s APA Ruling covered the five years ending December 31, 2014. In 2015, the Company intends to continue to record its revenue from sales of silver under the Amended and Restated Silver Purchase Agreement in a manner consistent with prior years, the APA Ruling and applicable Mexican laws. The Company has until the end of 2016 to file an application for a renewed APA Ruling in respect of 2015 and the subsequent four taxation years. There can be no assurance that Mexican tax laws applicable to the APA Ruling will not change or that the applicable authorities will issue a renewal or similar ruling or that the authorities will continue to assess the Company’s taxes on the basis of its realized prices for silver. To the extent the Mexican tax authorities determine that the appropriate price of silver sales under the Amended and Restated Silver Purchase Agreement is different than the realized price, it could have a material adverse effect on our results of operations, financial condition and cash flows.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

Capital management

Key financial ratios the Company uses to assess new growth opportunities and to determine how much debt the Company can take on are shown in the net asset table above. The Company’s vision is to manage financial risk by maintaining a conservative balance sheet. Liquidity at March 31, 2015 included cash and cash equivalents of $57.6 million and an undrawn amount on its revolving line of credit of $75.0 million. In addition, the Company expects to be able to meet all of its commitments including repayment of its 6.5% convertible debentures, and fulfill its exploration and capital program for 2015 and later years from its operating cash flows, cash balances and if needed the revolving line of credit.

The Company manages its common shares, stock options, warrants and debt as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company will ensure it has sufficient cash resources to pursue the exploration and development of its mining properties, to fund future production at the San Dimas and Black Fox mines, development of the Grey Fox mine and the Cerro del Gallo project, as well as potential acquisitions.

To support these objectives the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, issue debt, acquire or dispose of assets or adjust the amount of cash held.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. The Company is subject to a number of externally imposed capital requirements relating to its debt. The requirements are both financial and operational in nature; the Company has complied with all such requirements during the year.

Pursuant to the terms of the line of credit, the Company is required to maintain the following financial covenants:

•	Tangible net worth (being equity less goodwill and other intangible assets) of at least $685 million plus 50% of positive net income earned after March 31, 2015.
•	Net debt leverage ratio (being total liabilities, less trade payables incurred in the ordinary course of business less unrestricted cash divided by rolling 4 quarter EBITDA) of less than 3.50:1.
•	Senior net debt leverage ratio (being that portion of net debt that ranks pari passu with or in priority to the line of credit divided by rolling 4 quarter EBITDA) less than 2.00:1
•	Interest coverage ratio (being earnings before interest, depreciation and amortization divided by interest expense) greater than 4.50:1.

As at March 31, 2015, the Company was fully compliant with these covenants.

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

The following table provides summary unaudited financial data for the last eight quarters:

(In thousands of US dollars except for per
share amounts and operating data)	2015	2014				2013
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Financial Data
Revenue	73,310	71,171	75,503	79,669	48,269	47,737	53,793	52,475
Total cost of sales	(61,840)	(65,837)	(62,300)	(55,025)	(38,788)	(33,992)	(30,833)	(28,882)
Earnings from mine operations [1]	11,470	5,334	13,203	24,644	9,481	13,745	22,960	23,593
Impairment charges	-	(110,000)	(98,961)	-	-	-	-	-
Exploration expenses	(121)	(577)	(1,205)	-	(17)	(428)	-	-
General and administrative expenses	(8,013)	(7,107)	(5,854)	(10,524)	(13,335)	(7,682)	(7,086)	(1,907)
Earnings (loss) from operations [1]	3,336	(112,350)	(92,817)	14,120	(3,871)	5,635	15,874	21,686
Other income (expenses)	4,730	(102)	1,257	(4,259)	(8,633)	(1,556)	(834)	(5,479)
Inocme tax (expense) recovery [1]	(4,482)	(9,314)	(7,922)	(4,743)	4,251	(39,974)	(4,960)	(11,966)
Net income (loss) [1]	3,584	(121,766)	(99,482)	5,118	(8,253)	(35,895)	10,080	4,241
Basic income (loss) per share	0.02	(0.76)	(0.62)	0.03	(0.06)	(0.31)	0.09	0.04
Diluted income (loss) per share	0.02	(0.76)	(0.62)	0.03	(0.06)	(0.31)	0.09	0.04

1

Adjustment to 2014 figures – as a result of the finalization of the Black Fox purchase price allocation the depletion at Black Fox was adjusted. Earnings from mine operations and earnings from operations increased by $1.2 million in Q1-2014, $5.0 million in Q2 2014, $7.0 million in Q3-2014, and decreased by $13.2 million in Q4-2014. Income tax (expense) recovery decreased by $0.4 million in Q1 2014, $0.4 in Q2 2014 and $0.6 in Q3 2015 and increased by $1.1 million in Q4-2014 . Net (loss) income and adjusted net income (loss) decreased by $0.8 million in Q1 2014, $4.5 million in Q2 104, $6.4 million in Q3 2014 and decreased by $11.8 million in Q4- 2014 . (see Note 1(i) to the condensed consolidated interim financial statements).

•	Financial data by quarter are significantly impacted by the acquisition of Brigus in 2014. Results from the Black Fox mine have been consolidated as of March 5, 2014.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

•

When the Company reaches its annual threshold for deliveries under the silver purchase agreement, the Company realizes silver sales at spot prices, increasing both revenue and net income. Revenue in Q3 2014, Q2 2014, Q1 2014, Q3 2013 and Q2 2013 included $5.9 million, $14.8 million, $3.9 million, $8.4 million, and $13.2 million, respectively, of silver sales at spot prices.

•	In Q3 2014, an impairment of $99.0 million for goodwill was recorded.
•	In Q4 2014, an impairment of $110.0 million was recorded against mining interests at Black Fox and Cerro del Gallo.
•

General and administrative expenses include share-based compensation which fluctuates based on the share price of the Company. In Q1 and Q2 2014 the share price appreciated resulting in higher share-based compensation, whereas in Q2 2013 a sharp drop in the share price caused share-based compensation to decline significantly.

•	In Q1 2014 the Company incurred $6.7 million of transaction costs related to the acquisition of Brigus.
•	The income tax expense in Q4 2013 was mainly due to the introduction of a mining royalty in Mexico that resulted in the Company recording a $35.9 million deferred tax liability and expense.
•

Income tax expense is impacted by the effects of foreign exchange fluctuations on its Mexico peso denominated deferred income taxes, which were significant in certain periods, such as Q2 2013 and Q4 2014.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Non – GAAP measure – Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the original recommendations made by the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) per the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

	Three months ended March 31,
	2015	2014
Operating expenses per the consolidated
financial statements ($000's)	42,717	27,683
Share-based payment included in operating expenses($000's)	(364)	(565)
Inventory movements and adjustments ($000's)	355	148
Total cash operating costs ($000's)	42,708	27,266
Ounces of gold produced	54,365	32,278
Gold equivalent ounces of silver produced	6,708	7,480
Gold equivalent ounces produced	61,073	39,758
Total cash costs per gold equivalent ounce ($)	699	686

Total cash operating costs ($000's)	42,708	27,266
By-product silver credits ($000's)	(7,985)	(9,730)
Cash costs, net of by-product credits ($000's)	34,723	17,536
Ounces of gold produced	54,365	32,278
Total by-product cash costs per gold ounce produced ($)	639	543

Gold equivalent ounces of silver produced for the San Dimas mine are calculated as silver ounces produced multiplied by the ratio of the average realized silver price to the average realized gold price during each quarter. These calculations are shown below.

	Three months ended March 31,
	2015	2014
Silver ounces produced (millions) (A)	1.93	1.51
Average realized silver price (B)	$4.20	$6.44
Average realized gold price (C)	$1,207	$1,300
Gold equivalent ounces of silver (A)x (B)/(C)	6,708	7,480

The Company produces one by-product metal, being silver at San Dimas. By-product silver credits are computed as silver ounces produced during a period multiplied by the average realized silver price during that same period. Cash costs without adjusting for by-product credits would be calculated on a co-product basis, whereby total cash operating costs would be allocated separately to production of gold and silver. The basis for the allocation of costs is typically relative realized sales prices, which results in co-product cash costs being the same as cash costs on a gold equivalent ounce basis.

The Company sells the majority of its silver production at a fixed price of approximately $4.20 per ounce pursuant to a silver purchase agreement that the Company assumed when it acquired the San Dimas mine in 2010. The fixed price approximated the cost of producing an ounce of silver at the time the silver purchase agreement was entered into by the previous mine owner. The fixed price is reflected in the calculation of by-product silver credits.

Management uses total cash costs per gold equivalent ounce and by-product cash costs per gold ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. Management also believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales supplementary to the gold production process, thereby allowing management and the Company’s other stakeholders to assess the net costs of gold production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

Non – GAAP measure – All-in sustaining costs per gold ounce

In June 2013, the World Gold Council (“WGC”) published a guidance note on non-GAAP metrics available to companies in the gold industry to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies, including Primero. The WGC is not a regulatory industry organization. The WGC worked with its member companies to develop the definition of “all-in sustaining costs per gold ounce”, which it believes to be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

The Company has adopted the reporting of “all-in sustaining costs per gold ounce”. This metric is a non-GAAP performance measure and has no standardized meaning throughout the industry. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis.

The Company presents all-in sustaining costs because it believes that it more fully defines the total current cost associated with producing gold. The Company also believes that this measure allows investors and other stakeholders of the Company to better understand its costs of producing gold and better assess the Company’s ability to generate cash flow from current operations. Management also uses all-in sustaining costs in evaluating the efficiency of its operations because it believes that IFRS measures, such as operating expenses, do not capture all of the costs incurred to discover, develop, and sustain gold production. As the measure seeks to reflect the full cost of gold production from current operations, it does not include capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Even though this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its current gold mining operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

The following table provides a reconciliation of all-in sustaining costs per gold ounce to the condensed consolidated interim financial statements for the three months ended March 31, 2015 and 2014:

	Three months ended March 31,
	2015	2014
Cash costs, net of by-product credits ($000's)	34,723	17,536
Corporate general and administrative expenses
Share-based payments ($000s)	2,627	7,473
Other general and administrative expenses ($000s)	5,386	5,862
Exploration and evaluation costs ($000s)	121	-
Reclamation cost accretion ($000s)	182	336
Sustaining capital expenditures ($000s)	13,729	13,361
All-in sustaining costs ($000s)	56,768	44,568

Ounces of gold produced	54,365	32,278

All-in sustaining costs per gold ounce ($)	1,044	1,381

Adjustments

All-in sustaining costs adjust “cash costs, net of by-product credits”, for corporate general and administrative expenses, reclamation cost accretion and sustaining capital expenditures. Corporate general and administrative expenses are included as a line item on the Company’s statement of operations. Sustaining capital expenditures and reclamation cost accretion are not line items on the Company’s financial statements.

Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature.

Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s condensed consolidated interim statements of operations and comprehensive income.

The Company’s exploration program comprises delineation drilling, exploration drilling, exploration drifting and regional exploration. The costs related to delineation drilling, exploration drilling and exploration drifting are included in all-in sustaining costs. The regional exploration program is designed to identify new mineral targets on the Company’s extensive land holdings in order to grow production rather than sustain production.

Non – GAAP measure – Adjusted net income (loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this document. Items are adjusted where considered to be unusual and impacting comparability based on the historical and expected future performance of the Company. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the condensed consolidated interim financial statements. All adjustments are shown net of tax.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

	Three months ended
	March 31,
(In thousands of US dollars except per share amounts)	2015	2014

Net income (loss)	3,584	(8,253)
Impairment charges	534	-
Impact of foreign exchange on deferred taxes	2,211	(517)
Gain on derivative liability	(1,329)	-
Mark to Market on Convertible debenture	(8,205)	-
Office closure costs	705	-
Transaction costs	3,639	6,722
Adjusted net income (loss)	1,139	(2,048)

Adjusted net income per share	0.01	(0.02)

Non – GAAP measure - Operating cash flows before working capital changes and operating cash flows before working capital changes per share

The Company has included the non-GAAP performance measure operating cash flows before working capital changes and operating cash flows before working capital changes per share in this MD&A. These Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to cash (used in) provided by operating activities (the nearest GAAP measure) per the condensed consolidated interim financial statements and the calculation of per share amounts.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

	Three months ended
(In thousands of US dollars)	March 31,
	2015	2014
Cash provided by operating activities	15,264	(7,434)
Change in non-cash operating working capital	3,513	13,943
Operating cash flows before working capital changes	18,777	6,509

Operating cash flows per share before working capital change	0.12	0.05

Weighted average number of
common shares outstanding (basic)	161,783,009	128,112,079

Related party transactions

As at March 31, 2015, the Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services.

Other than payments to key management, there were no further related party transactions for the three months ended March 31, 2015 that have not been disclosed in the Company’s condensed consolidated interim financial statements.

ADOPTION OF NEW ACCOUNTING POLICIES

Functional and presentation currency

On January 1, 2015, Primero Gold Canada Inc. (“PGCI”) and Primero Mining Corp. (“PMC”) amalgamated as one company under the name Primero Mining Corp. (new PMC). PGCI, which held the Black Fox Complex assets, uses the U.S. dollar as its functional currency, while the functional currency of the former parent Company, PMC, was the Canadian dollar.

On March 12, 2015 Canada Revenue Agency approved the election of U.S. dollar as the functional currency of new PMC. As a result of the change in underlying conditions relevant to new PMC, effective March 31, 2015 the functional currency of former PMC was changed from the Canadian dollar to the U.S. dollar.

Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company. The Company is currently evaluating the impact of adopting these standards on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers (“IFRS 15”) which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

Primero will be required to adopt IFRS 9, “Financial Instruments” on January 1, 2018. IFRS 9 is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

CRITICAL ACCOUNTING POLICY – DEPLETION OF MINING PROPERTIES

Mining properties are depleted using the units-of-production method over the mine’s estimated and economically proven and probable reserves and an estimate of the portion of resources expected to be classified as reserves. Depletion is calculated on a mine-by-mine basis. If a mine has significant components with differing useful lives, depletion is calculated based on the useful life of each component.

Mineralization at the Company’s mine sites is segregated into reserves (including proven and probable), resources (including measured, indicated and inferred) and exploration potential. The definitions applied by the Company are based on those in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”); in addition, the Company also applies the following definition:

Exploration potential – mineralization quantified by the Company’s geologists with a sufficient degree of confidence to include in the Company’s acquisition fair value determination, but without the necessary level of measurement precision to enable it to be classified as a mineral reserve or resource as defined by NI 43-101.

The Company’s depletion estimation methodology divides the total mining property capitalized in respect of a mining asset into a depletable component and a non-depletable component. The value assigned to the depletable component is equal to the value assigned to the proven and probable reserves and a portion of resources of the asset. The value assigned to the non-depletable component is the value assigned to the exploration potential of the asset and the remaining resources not included in the depletable component. The allocation of values to the proven and probable reserves, resources and exploration potential of the asset are based on the discounted cash flow analysis of the Company’s future expected cash flows to be derived from the mine in question. The depletable component of the capitalized total mining property is depleted over 100% of reserves and a portion of resources included in the Company’s discounted cash flow analysis. The non-depletable component is not depleted but, in combination with the depletable component, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable.

Each year, coincident with the updated reserve and resource estimates, the Company expects that a portion of resources will be transferred to reserves and a portion of exploration potential will be transferred to resources. As a result, the category of non-depletable mineralization is expected to reduce and, in the absence of further additions to exploration potential, eventually be fully classified within the depletable component over the life of mine.

When considering the portion of resources to include in the depletion base of the depletable component, management considers which of the Company’s resources are believed to eventually be classified as proven and probable reserves. In assessing which resources to include so as to best reflect the useful life of the mine, management considers resources that have been included in the discounted cash flow analysis. To be included in the analysis, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the analysis takes into account management’s view of the gold price and exchange rates. In addition, in order to determine the proportion of resources to include in the depletion base, management considers the existence, commercial viability and potential economic recovery of such resources based on historical experience and available geological and drilling information of the area under consideration and other operations/parts of the mine that are contiguous to the area under consideration. In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, which may also include certain of the inferred resources, are included in the calculation of depletion.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

Development costs incurred during a period are added to the total mining property capitalized at the commencement of the period in calculating the depletion expense. Future development costs necessary to access inferred resources, have been taken into account when determining the pattern of depletion for the Company’s mining properties; such costs are included in the discounted cash flow analysis and are determined by the Company’s geologists and engineers based on an in-depth knowledge of the mine and planned development work to access resources.

Total depletion expense for the Company during the three months ended March 31, 2015 was $13.1 million (2014 - $11.1 million). Had the depletion expense been calculated without inclusion of inferred resources and, where applicable, exploration potential, and related future development costs, the depletion expense would have been $11 million (2014 - $5.6 million).

Due to the fact that the economic assumptions used to estimate the proven and probable reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the resources and proven and probable reserves may change from year to year. Changes in the proven and probable reserves and inferred resources used in the life-of -mine plan may affect the depletion calculation and such changes are recognized prospectively.

San Dimas

The value assigned to the depletable and non-depletable pools of San Dimas were $307.1 million and $342.7 million respectively for December 31, 2014. The depletable component is depleted over 100% of reserves and 75% of resources for the period ended March 31, 2015. The non-depletable component is not depleted.

The Company has risk-weighted the resources included in the San Dimas depletion calculation considering the following factors:

i.	Both historic and recent rates of conversion of resources to reserves at the San Dimas mine;

ii.

The nature of the ore deposit and the physical characteristics of the mine site. Exploration from the surface at San Dimas is challenging due to topographical challenges and accordingly the definition drilling required to establish resources is delayed due to the time required to develop access to underground drilling stations. This delay has historically limited the quantity of reserves that can be identified for future mining at San Dimas at any point in time. Accordingly, the San Dimas mine has historically had a short reserve life, however, management is confident that resources and exploration potential will convert to reserves as development progresses;

iii.

Management is required under IFRS to assess the useful life of the San Dimas mine and management believes that inclusion of a portion of resources provides a more accurate estimate as the useful life of the San Dimas mine for calculation of depletion expense. Estimating the useful life of the San Dimas mine without inclusion of a portion of resources would, in management’s opinion, result in an inappropriately short estimate of the life of the San Dimas mine;

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

iv.

The change in reserve and resource estimation methodology as at December 31, 2011 from a polygonal approach to a geostatistical approach, which resulted in a transfer of estimated mineral reserves to inferred resources and the reclassification of a substantial portion of inferred resources to exploration potential. Given the high proportion of inferred resources previously classified as proven and probable reserves under the polygonal method, management has a high level of confidence that these inferred resources will be part of future production.

The Company has determined to include 100% of reserves and 75% of resources in the depletion calculation for the three months ended March 31, 2015 as the Company believes this is supported by the long mining history at the San Dimas mine with an average historical conversion rate of approximately 90% of resources into reserves.

Future capital expenditures necessary to access these resources have been taken into account when determining the pattern of depletion charge for the San Dimas operations. These costs are included in the life-of-mine cash flows and are determined by the Company’s geologists and engineers based on an in-depth knowledge of the mine and planned development work. For the the three months ended March 31, 2015, $69.1 million of future development costs were included in the calculation of depletion expense for San Dimas.

For the three months ended March 31, 2015, the depletable pool was depleted on a units-of-production basis based on inclusion of 100% of reserves and 75% of resources, which represented 1.4 million ounces.

Black Fox

The value assigned to the depletable and non-depletable pools of Black Fox were $41.8 million and $82.4 million respectively for December 31, 2014. The depletable component is depleted over 100% of reserves and 0% of resources for the period ended March 31, 2015. The non-depletable component is not depleted.

When considering the percentage of resources to include in the depletion base of the depletable component, management considered the existence, commercial viability and potential economic recovery of the Black Fox resources based on historical experience and available geological and drilling information of the area under consideration and other operations/parts of the mine, that are contiguous to the area under consideration. Given the relative lack of history of the mine and inability to demonstrate the economic recovery of such resources with a high level of confidence, it was determined that none of the resources should be included in the calculation of depletion for the Black Fox mine.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

ACCOUNTING POLICIES

Management has identified the following critical accounting policies:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

The Company has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, and existing permits for the life of mine plan. The estimates contained within these criteria could change over time which could affect the economic recoverability of capitalized costs.

Determination of useful lives of property, plant and equipment

Assets other than mining interests are depreciated using the straight-line method. Should the actual useful life of the property, plant or equipment vary future depreciation charges may change.

Deferred stripping

The Company defers stripping costs incurred during the production stage of its open pit operations when these costs are considered to generate a future benefit. The determination of these amounts requires the use of judgements and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result. Changes in a mine’s life and design may result in changes to the expected stripping ratio. Any changes in these estimates are accounted for prospectively.

Inventories

Finished goods, work-in-process and stockpiled ore are valued at the lower of average production cost and net realizable value.

The Company records the costs of work-in-process inventories at the lower of cost and estimated net realizable value. These costs are charged to income and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its work-in-process inventories, which would reduce the Company’s income and working capital.

Mining interests and impairment testing

The Company records mining interests at cost, less any adjustments for impairment. Exploration costs are capitalized where they meet the Company’s criteria for capitalization.

Mining properties are depleted using a units-of-production basis over a mine’s estimated and economically proven and probable reserves and an estimate of the portion of resources expected to be classified as reserves. If a mine has significant parts with differing useful lives, depletion is calculated based on the useful life of each part. For certain mines, including the San Dimas and Black Fox mines, the Company may segregate the recognized value of the mine between its “depletable” and “non-depletable” parts. The value assigned to the depletable component is that which is recognized in respect of the mine’s reserves and resources, while the value assigned to the non-depletable component is that which relates to exploration potential and portion of the resources not included in depletable pools. If estimates of the value of the “depletable” and “non-depletable” parts of a mining property prove to be inaccurate, this could increase the amount of future depletion expense which would reduce the Company’s net income and net assets.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

The Company depletes its operating mines based on estimates of the production to be derived over the life of the mine that are attributable to proven and probable reserves and inferred resources. The Company has estimated that 100% of proven and probable reserves and 75% of inferred resources will be recovered from the San Dimas mine and that 100% of proven and probable reserves and 0% of inferred resources will be recovered from the Black Fox mine. If these estimates of reserves and resources expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves and resources expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s net income and net assets.

The Company reviews and evaluates its goodwill and mining interests for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable, and in the case of goodwill, annually. Goodwill is allocated to cash-generating units for the purposes of impairment testing. The allocation is made to those CGUs that are expected to benefit from the business combination in which the goodwill arose. The carrying amounts of the CGUs are compared to their recoverable amount. The recoverable amount is the higher of value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU for which the estimates of future cash flows have not been adjusted.

The Company bases its impairment calculation on detailed budgets and forecasts which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. The Company currently has three CGUs, the San Dimas mine, the Black Fox Complex and, the Cerro del Gallo project. These budgets and forecasts generally cover the life of the mine. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, an impairment is recognized immediately as an expense and the carrying amount is reduced to its recoverable amount. Impairment is assessed at the CGU level.

Plant and equipment are depreciated over their estimated useful lives. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or increase the amount of future depreciation expense, both of which would reduce the Company’s net income and net assets.

Fair value of assets purchased in a business combination

The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

Assumptions underlying fair value estimates are subject to significant risks and uncertainties, which if incorrect could lead to an overstatement of the mineral properties of the Company which would then be subject to an impairment test as described above.

Reclamation and closure cost obligations

The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. IFRS requires the Company to recognize the fair value of a decommissioning liability, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements, and changes to the discount rate used to present value the cash flows, both of which may result in a corresponding change to the carrying values of the related assets. Should the estimation of the reclamation and closure cost obligations be incorrect, additional amounts may need to be provided for in future which could lead to an increase in both the liability and associated asset. Should the reported asset and liability increase, the amortization expense in the statement of operations of the capitalized asset retirement cost would increase.

Taxation

The Company recognizes the future tax benefit related to deferred tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilized. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management.

The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

The recoverability of deferred tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of current and deferred income taxes recognized by the Company, as well as deferred tax assets and liabilities recorded at December 31, 2014.

Share-based payments

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to the share-based payment reserve rateably over the vesting period, after adjusting for the number of awards that are expected to vest. The significant estimations and assumptions included in the calculation of the fair value of the award are expected volatility, expected life, expected dividend rate and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of share-based compensation.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

ESTIMATES AND JUDGEMENTS

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s condensed consolidated interim financial statements are as follows:

Tax ruling in Mexico

The Company has taken the position that if the Mexican tax laws relative to the APA Ruling do not change and the Company does not change the structure of the silver purchase agreement, the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver will continue for the life of the San Dimas mine. Should this judgment change, there could be a material change in the Company’s results of operations, financial condition and cash flows.

Liability to sell silver to Silver Wheaton Caymans and gold to Sandstorm Gold Ltd.

The Company has accounted for and presented the liability to sell silver to Silver Wheaton Caymans and gold to Sandstorm Gold Ltd. net within the mining interests rather than as a separate liability in the Company’s statement of financial position.

Componentization of property, plant and equipment

Assets are componentized for the purposes of depreciation. Should the componentization of assets change, depreciation charges may vary materially in the future.

Asset acquisitions

The Company has determined that the acquisition of Cerro was an asset acquisition rather than a business combination. This is considered a significant judgment that could have a material impact on the assets and liabilities recognized as well as any future depletion expense.

Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on the consolidated results of the Company.

Financial instruments

The Company’s financial instruments at March 31, 2015 consist of cash and cash equivalents, trade and other receivables, restricted cash, an equity investment in Fortune Bay, trade and other payables, the convertible debentures and the line of credit.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

At March 31, 2015, the carrying amounts of cash and cash equivalents, trade and other receivables, restricted cash and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature.

The Company’s equity investment in Fortune Bay is designated as available for sale and is held at fair value. Any unrealized gains or losses on available for sale assets are recognized in other comprehensive income (“OCI”). During the first quarter of 2015, the Company recorded an impairment loss of $0.5 million in the statement of operations relating to its investment in Fortune Bay. Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the condensed consolidated interim statement of financial position.

The initial fair value of the convertible debentures assumed with the Brigus acquisition was based on the present value of the future cash flows to be paid under the terms of the debentures. Subsequently, the convertible debentures are being carried at amortized cost. The fair value of the 5.75% convertible debentures which closed on February 9, 2015 is based on the market price of the debenture on the TSX Exchange. Gains and losses from fluctuations in the market price are recognized in the statement of operations and comprehensive income (loss) as mark-to-market gain or loss on convertible debentures.

	Fair value	Carrying value
As at March 31, 2015	$	$

5.75% convertible unsecured debentures (a)	66,795	66,795
Senior unsecured convertible debentures (b)	45,497	46,668

(a)	Fair value is calculated based on the market price of the convertible debenture on the TSX Exchange.

(b)	Fair value is calculated using a discounted cash flow analysis.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at March 31, 2015 or December 31, 2014, other than those discussed below.

The convertible debentures assumed with the acquisition of Brigus are considered to contain an embedded derivative liability which was initially recognized at fair value using an option pricing model, and is subsequently measured at fair value each period during the term of the debentures. During the three months ended March 31, 2015 an unrealized derivative gain of $1.3 million was recognized in relation to this derivative liability.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

RISKS AND UNCERTAINTIES

Financial instrument risk exposure

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at March 31, 2015 is considered to be negligible.

The Company’s maximum exposure to credit risk at March 31, 2015 and December 31, 2014 is as follows:

	March 31	December 31
	2015	2014
	$	$
Cash	57,619	27,389
Trade and other receivables	1,472	59
Taxes receivable	32,397	33,272
	91,488	60,720

The Company has no concentrations of credit risk, other than 10 months of VAT outstanding from the Mexican tax authorities (included in taxes receivable), which the Company expects to be refunded in due course or offset by taxes payable for 2015.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has developed a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments.

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations and collection of receivables.

The Company has entered into commercial leases on certain types of equipment and office space which have been classified as operating leases. These leases have lives of between 1 and 6 years. There are no restrictions placed on the Company as a result of entering into these leases. Some of the leases contain renewal or purchase options at the end of the lease. The total operating lease expense during the three month ended March 31, 2015 was $0.4 million (2014 - $Nil).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

(c)	Market risk

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars, Canadian dollars and Mexican pesos. The appreciation of the Mexican peso or the Canadian dollar against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period, as such if the US dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in US dollar terms. The Company is further exposed to currency risk through non-monetary assets and liabilities of its Mexican and Canadian entities whose taxable profit or loss is denominated in a non-US dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the three months ended March 31, 2015, the Company recognized a gain of $2.4 million on foreign exchange (2014 - loss of $0.4 million). Based on the above net exposures at March 31, 2015, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $3.3 million increase or decrease in the Company’s after-tax net earnings (loss) (2014 - $1.5 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $0.7 million increase or decrease in the Company’s after-tax net earnings (loss) (2014 - $1.8 million).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies in line with Company strategy.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company’s has exposure to interest rate risk on its revolving line of credit which is subject to a floating interest rate. As at March 31, 2015, the Company does not have an exposure to interest rate risk given that the line of credit has been fully paid during the quarter ended March 31, 2015 (2014 - $nil). In addition the 5.75% debentures are subject to swings which are recorded at fair value and therefore influenced by market interest rates.

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

The table below summarizes the impact on profit after tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

	Three months ended
	March 31,
	2015	2014
	$000	$000
Gold Prices
10% increase	6,530	3,960
10% decrease	(6,530)	(3,960)

SIlver Prices
10% increase	799	862
10% decrease	(799)	(862)

OTHER RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form for the year ended December 31, 2014, which is found under the Company’s profile at www.sedar.com.

APA Ruling

In October 2012 the Company received an APA ruling on the appropriate price of silver sales under the silver purchase agreement. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming Primero continues to sell silver under the silver purchase agreement on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to record revenues and pay taxes on realized prices for the life of the San Dimas mine. There can be no assurance that Mexican tax laws applicable to the APA ruling will not change or that the Mexican tax authorities will not change their views on the appropriate price for the sale of silver under the silver purchase agreement. If the Mexican tax authorities determine that the appropriate price of silver sales under the silver purchase agreement is different than the realized price, Primero’s cash flows and earnings could be significantly adversely impacted.

Effectiveness of internal control over financial reporting

The Company is required to maintain and evaluate the effectiveness of its internal control over financial reporting under National Instrument 52-109 in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. There is no assurance that the Company will be able to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal control over financial reporting is effective. The Company’s failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could result in the Company’s inability to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

Disclosure controls and procedures

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations, and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal controls over financial reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s condensed consolidated interim financial statements.

Remediation Plan for Material Weakness in Internal Control over Financial Reporting - In connection with the audit of our financial statements for the year ended December 31, 2014, Company’s management and auditors identified a material weakness solely relating to the valuation of business combinations with respect to the acquisition of Brigus, the Company is in the process of developing a remediation plan to address the deficiency previously noted in the areas of personnel, systems and controls.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

Because of the inherent complexities in valuing business combinations relating to mergers and acquisitions, the Company will enhance its internal control system by consulting with a professional valuation company with experience and knowledge in valuing assets in accordance with applicable accounting standards for its next material business combination.

There has been no material change in internal controls of the Company during the quarter ended March 31, 2015 that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Statement on Forward-Looking Information

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets and future gold and silver production. Forward –looking information and statements in this MD&A include those that relate to:

•	the ability of the Company to operate and expand production at its existing mines;
•	the effect of mining techniques and methods such as long-hole mining or changing labour shifts;
•	the ability of the Company to grow through acquisition;
•	the payment of taxes based upon the contracted price for silver under the Amended and Restated Silver Purchase Agreement;
•	the ability to identify new Mineral Resources and convert Mineral Resources into Mineral Reserves;
•	the impact of estimation methodologies on mine and production planning;
•	the ability to generate cash flows that exceed requirements;
•	intentions to become an intermediate gold producer;
•	the timing and amount of capital expenditures and costs;
•	the development of new mineral deposits;
•	the Company’s ability to complete future financings to raise additional capital as needed;
•	expected ore grades, recovery rates and through-put;
•	the ability of the Company to comply with environmental, safety and other regulatory requirements as well as the Company’s policies in respect thereof;
•	expected or proposed development or construction activities, and the expected costs thereof;

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

•	expectations regarding currency fluctuations;
•	the timing and results of union contract negotiations;
•	the timing and possible outcome of pending litigation;
•	future prices of precious and base metals;
•	the ability of the Company to obtain government approvals or permits in connection with the continued operation and development of its operations, development project and exploration properties;
•	the impact of the acquisitions on the business and operations of the Company; and
•	the ability of the Company to maintain effective internal control over financial reporting.

Such forward-looking information is based upon factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to uncertainties and contingencies, and, if incorrect, could cause actual future results to be materially different than expressed in the forward-looking statements. The assumptions and factors which may prove to be incorrect, include, but are not limited to: the specific assumptions set forth in this MD&A; the expectations and beliefs of management; assumptions relating to the availability of suitable mining assets for acquisition on reasonable terms; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that development and expansion at its operations and project proceeds on a basis consistent with current expectations and the Company does not change its expansion, development and exploration plans; that the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar remain consistent with current levels or as set out in this MD&A; that prices for gold and silver remain consistent with the Company’s expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company’s current expectations; that production meets expectations and is consistent with estimates; that plant, equipment and processes will operate as anticipated; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the Company will maintain access to surface rights; that the Company will be able to obtain and maintain government approvals or permits in connection with the continued operation and development of its existing operations, development and exploration activities; and that the Company can access adequate financing, appropriate equipment and sufficient labour, all at acceptable rates.

No assurance can be given that these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold, silver and other metals; uncertainty of Mineral Reserves, Mineral Resources, Inferred Mineral Resources, inability to realize exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of expansion, exploration and development plans for any reason including insufficient capital, delays in permitting, and labour issues; inability to maintain or acquire attractive mining properties on terms it considers acceptable or at all; other risks inherent with acquisitions including integration inefficiencies and potential unknown liabilities associated therewith; the ability of the Company to comply with its obligations under material agreements including financing agreements; changes to Mexican tax laws or a reversal by Mexican tax authorities of their favourable ruling supporting the Company’s advance pricing agreement or other changes in tax law or administration that increases the taxes payable by the Company; the ability of the Company to achieve projected gold and silver production, and gold and silver grades; projected cash costs of production, development and exploration, and capital expenditures may be greater than anticipated; currency fluctuations beyond those that are typical or anticipated; limitations on insurance coverage; commercial viability of mineral deposits; inability to complete any development projects for any reason; risks associated with the adequacy of infrastructure, including interruptions in power supply; mining risks, including unexpected formations, cave-ins and voids, which delay operations or prevent extraction of material; risks associated with competition in the mining industry; risks associated with the ability to retain key executives and key operating personnel; risks associated with conflicting legal obligations of directors and officers of the Company who are directors and/or officers of other companies; risks associated with foreign operations; adverse changes in labour laws or in the Company’s labour relations, or labour disputes, accidents or other adverse safety incidents; title disputes or claims; changes in other regulations that result in increased costs; cost of environmental expenditures and potential environmental liabilities; dissatisfaction or disputes with local communities or first nations; failure of plant, equipment or processes to operate as anticipated. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risks and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2014, for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date. The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Cautionary Note for United States Investors

The disclosure in this MD&A uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), SEC Industry Guide 7 under the United States Securities and Exchange Act of 1934, as amended (“Guide 7”) and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This MD&A uses the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” which are terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum which were adopted by the Canadian Securities Administrators’ NI 43-101. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

This MD&A also uses the terms “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. We advise investors that while such terms are recognized and required by Canadian securities regulations, the SEC does not recognize them. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in limited circumstances. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a Mineral Reserve. Investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the target being delineated as a Mineral Resource, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this MD&A. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 Mineral Resources being identified.

For the above reasons, information contained in this MD&A may not be comparable to similar information disclosed by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

On behalf of the Board

“Joseph F. Conway”
Joseph F. Conway
President, CEO and Director